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                                                                   HARTFORD LIFE



April 12, 2004



Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549

Re:  Hartford Life Insurance Company
     Hartford Life Insurance Company Separate Account Twelve ("Registrant") File No. 333-109149

Commissioners:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form N-4 which was transmitted on September 26, 2003 and described on its cover as an Initial Filing (File No. 333-109149) be withdrawn.

The Registrant is withdrawing the Initial Filing pursuant to comments of the Securities and Exchange Commission staff and is refiling on Forms S-6 and N-8B-2.

Sincerely,

/s/ Christopher M. Grinnell

Christopher M. Grinnell
Counsel